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                                                                    EXHIBIT 99.1

Biosurgery purchasing approximately 614,000 shares at the twenty day average trading price of the Company's common stock prior to the investment. The third $5.0 million investment was made by Genzyme Biosurgery in January 2001, with Genzyme Biosurgery purchasing approximately 2.4 million shares at the twenty day average trading price of the Company's common stock prior to the investment. At Focal's option, one additional $5.0 million investment will be made by Genzyme Biosurgery. The final investment of $5.0 million may be called by Focal in the second quarter of 2001, subject to the satisfaction of closing conditions. The final investment will be priced based upon the twenty day trading average of the Company's stock.

    ETHICON (A JOHNSON & JOHNSON COMPANY)

    In January 1997, the Company entered into an exclusive Distribution, License and Supply Agreement with Ethicon, Inc., a Johnson & Johnson company, for the research, development and commercialization of the Company's surgical sealant products. Ethicon received marketing rights for all surgical sealant indications in all territories outside North America, while the Company retained manufacturing rights and receives a combined royalty/transfer price on all Ethicon sales. The Ethicon Agreement outlines the basis and timetable for the development, supply, marketing, packaging and distribution of FOCALSEAL-L and FOCALSEAL-S surgical sealants for use intraoperatively as surgical sealants for lung surgery and neurosurgery indications and other indications. In August 1998, the Ethicon Agreement was expanded with a funding agreement for development of a cardiovascular surgical sealant. However, in February 2000, Ethicon informed Focal that it does not intend to continue the development and commercialization of the cardiovascular surgical sealant.

    Ethicon is responsible for obtaining regulatory clearances and approvals in Japan and countries outside of the European Union. Ethicon will pay Focal a specified percentage of net sales of surgical sealant products manufactured by Focal and shipped to Ethicon. In addition, in the event Focal is unable to achieve specified supply targets or is in non-compliance with the manufacturing standards established for the CE mark and by Ethicon,

    Ethicon has the right to manufacture surgical sealants for sale in all territories outside North America. Such manufacturing rights, if exercised by Ethicon, will be royalty-bearing and non-exclusive.

    Ethicon may terminate the agreement at any time upon twelve months' prior written notice. In addition, Focal has the right to terminate the agreement on ninety days' prior written notice if Ethicon fails to meet the applicable annual purchase minimums set forth in the agreement. Ethicon is required to satisfy its initial annual purchase minimums on or before April 5, 2001 either by purchasing products or by making a payment to the Company. If Ethicon fails to do so, Focal has the right to terminate.

PATENTS AND PROPRIETARY RIGHTS

    The Company believes that patents and other proprietary rights are important to its business. The Company's policy is to file patent applications to protect technology, inventions and improvements to its inventions that are considered important to its business and that provide a competitive advantage. Focal also relies on trade secrets, general know-how, in-licensing opportunities and continuing technological innovation.

    The Company has received, licensed or believes it has the option or right to license 47 issued United States patents and 36 foreign patents corresponding to certain of the issued United States patents, has six additional United States patent applications that have been allowed and has 23 patent applications pending in the United States, as well as foreign counterparts of certain of these applications. The issued United States patents have expiration dates ranging from 2010 to 2017. These patents and patent applications cover certain aspects of the Company's photopolymerizable polymer formulations, surgical sealant compositions and methods, and designs for delivery devices.

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    The Company has licensed from the University of Texas and Endoluminal
Therapeutics, Inc. (a company controlled by one of the Company's founding scientists) worldwide rights to certain technologies which are the subject of issued patents and pending patent applications based upon technologies developed by two of the Company's founders. These licenses are terminable in the event of failure by the Company to pay scheduled royalties, failure to commercialize products in the fields covered by these licenses and under certain other conditions.

    Because of the substantial length of time and expense associated with bringing new products through the development and regulatory approval processes in order to reach the marketplace, the medical products industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Accordingly, the Company intends to seek patent protection for its proprietary technology, products and processes.

    The Company's success will depend in part on its ability to obtain patent protection for its products, preserve its trade secrets, prevent third parties from infringing upon its proprietary rights and operate without infringing upon the proprietary rights of others, both in the United States and internationally. There can be no assurance that the Company's pending or future patent applications will issue, or that the claims of the Company's issued patents, or any patents that may issue in the future will provide any competitive advantages for the Company's products or that they will not be successfully challenged, narrowed, invalidated or circumvented in the future. Moreover, litigation and interference or opposition proceedings associated with enforcing or defending patents or trade secrets is expensive and can divert the efforts of technical and management personnel.

    The Company has filed patent applications in certain foreign countries corresponding to certain patent applications that it filed in the United States and may file additional patent applications inside and outside the United States. The Company believes that the protection afforded by foreign patents or any other foreign intellectual property protection, if obtained, may be more limited than that provided domestically. In addition, there can be no assurance that competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use, import and sell its products.

    The Company is aware that certain medical device, pharmaceutical and other companies, universities and research institutions have filed patent applications or have issued patents relating to the compositions and methods for wound closure and adhesion prevention. In addition, the medical device and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights, and many companies in the medical device and pharmaceutical industries have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that litigation will not be brought against the Company by third parties in the future challenging the Company's patent rights or claiming infringement by the Company of patents held by the third parties. Because patent applications in the United States are confidential until the patents issue, and publication of discoveries in the scientific and patent literature tends to lag behind actual discoveries by several months, the Company cannot be certain that Company inventors or licensors were the first to conceive of inventions covered by pending patent applications or that the Company was the first to file patent applications for such inventions.

    The Company may be required or find it desirable to obtain licenses to patents or proprietary rights of others. No assurance can be given that any licenses required under any patents or proprietary rights of third parties would be made available on terms acceptable to the Company. If the Company does not obtain such licenses, it could encounter delays in product introductions while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. Litigation may be necessary to defend against or assert claims of patent infringement or invalidity, to enforce or defend patents issued to the Company; to protect trade secrets or know-how owned by the Company, or to determine the scope and validity of the proprietary

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rights of others. In addition, interference proceedings declared by the United
States Patent and Trademark Office, or opposition proceedings in a foreign patent office, may be necessary to determine the priority of inventions with respect to patent applications of the Company or its licensors. Litigation, interference or opposition proceedings could result in substantial costs to and diversion of effort by the Company, and adverse determinations in any such proceedings could have a material adverse effect on the business, financial condition or results of operations of the Company.

    The Company also relies upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with its commercial partners, collaborators, employees and consultants. The Company also has invention and patent assignment agreements with its employees and certain, but not all, commercial partners and consultants. There can be no assurance that relevant inventions will not be developed by a person not bound by an invention assignment agreement. There can be no assurance that binding agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

    The Company currently owns the following trademarks:

    - Focal-TM-

    - FocalGel-TM-

    - FocalSeal-TM-

    - Corporate Logo

GOVERNMENT REGULATION

    UNITED STATES

    The Company's proposed products and its research and development activities are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. The Federal Food, Drug, and Cosmetic Act, as amended (the "FDC Act"), the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the preclinical and clinical testing, manufacture, safety, efficacy, labeling, storage, record keeping, advertising and promotion of medical devices and drugs, including the products currently under development by the Company. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources.

    In the United States, medical devices are classified into three different classes, class I, II and III, on the basis of controls deemed necessary to reasonably ensure the safety and effectiveness of the device. Class I devices are subject to general controls (e.g., labeling and adherence to the FDA's good manufacturing practice requirements ("GMPs")) and class II devices are subject to general and special controls (e.g., performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed Class I or II devices).

    Unless it is exempt, a new medical device can be marketed only with marketing clearance obtained through a premarket notification under Section 510(k) of the FDC Act or a premarket approval ("PMA") application under Section 515 of the FDC Act. A 510(k) clearance will typically be granted by the FDA if it can be established that the device is substantially equivalent to a "predicate device," which is a legally marketed class I or II device or a preamendment class III device (i.e. one that has been marketed since a date prior to May 28, 1976) for which the FDA has not called for PMAs. The

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FDA has been requiring an increasingly rigorous demonstration of substantial equivalence and this may include a requirement to submit human clinical trial data. It generally takes four to twelve months from the date of a 510(k) submission to obtain clearance, but it may take longer.

    The FDA may determine that a medical device is not substantially equivalent to a predicate device, or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional information, could prevent or delay the market introduction of new products that fall into this category. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect the safety or effectiveness, or that constitute a major change in the intended use of the device, will require new 510(k) submissions.

    A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed class I or class II device, or if it is a preamendment class III device for which the FDA has called for PMAs. A PMA application must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests, and laboratory and animal studies. The PMA must also contain a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature, and any training materials. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

    Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the PMA. The FDA review of a PMA application generally takes one to three years from the date the PMA is accepted for filing, but may take significantly longer. The review time is often significantly extended by the FDA asking for more information or clarification of information already provided in the submission. During the review period, an advisory committee, typically a panel of clinicians, may be convened to review and evaluate the application and provide a recommendation to the FDA as to whether the device should be approved. The FDA accords substantial weight to the recommendation but is not bound by it. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure compliance with applicable GMP requirements, which include elaborate testing, control documentation and other quality assurance procedures. The Company underwent an FDA GMP inspection of its facilities in Lexington, Massachusetts, and the FOCALSEAL-L surgical sealant data was subject to a bioresearch monitoring review in connection with the Company's PMA approval.

    If the FDA's evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter, authorizing marketing of the device for certain indications. If the FDA's evaluation of the PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA application or issue a "non-approvable" letter. The FDA may determine that additional clinical trials are necessary, in which case the PMA may be delayed for one or more years while additional clinical trials are conducted and submitted in an amendment to the PMA. Modifications to a device that is the subject of an approved PMA, its labeling or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. In May 2000, the Company received the approval letter for the FOCALSEAL-L surgical

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sealant. The Company has agreed to a five-year, annual follow up review of the original 180 clinical trial patients to monitor any potential differences between the treated group and the control group. The Company does not consider this requirement burdensome or unusual for a new implantable medical device.

    If human clinical trials of a device are required, either for a 510(k) submission or a PMA application, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) must file an investigational device exemption ("IDE") application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs without the need for FDA approval. Submission of an IDE does not give assurance that FDA will approve the IDE and, if it is approved, there can be no assurance that FDA will determine that the data derived from the studies support the safety and efficacy of the device or warrant the continuation of clinical studies. Sponsors of clinical trials are permitted to sell investigational devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.

    The Company's FOCALSEAL surgical sealant products will be regulated as a class III medical device and will require a separate PMA approval for each indication to be marketed in the United States. In addition, the Company may be required to obtain IDEs for additional applications of FOCALSEAL surgical sealant and for other products that the Company develops that are regulated by the FDA as medical devices. There is no assurance that data, typically the results of animal and laboratory testing, that may be provided by the Company in support of future IDE applications will be deemed adequate for the purpose of obtaining IDE approval, that the Company will obtain approval to conduct clinical studies of any such future product, or that such clinical studies, if completed, will generate data adequate to support PMA approval. There can be no assurance that PMA approval can be obtained for any product in a timely fashion, or at all.

    Upon clearance or approval by the FDA, any device manufactured or distributed by the Company will be subject to pervasive and continuing regulation by the FDA. The Company will be subject to inspection by the FDA and will have to comply with the host of regulatory requirements that usually apply to medical devices marketed in the United States, including labeling regulations, GMP requirements, the Medical Device Reporting ("MDR") regulation (which requires a manufacturer to report to the FDA certain types of adverse events involving its products), and the FDA's prohibitions against promoting products for unapproved or "off-label" uses. The Company's failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    Other products that may be developed by the Company, including products for local drug delivery, may be regulated as drugs requiring FDA approval of a new drug application ("NDA") prior to commercialization in the United States. The NDA approval process is generally considered more onerous, costly and lengthy than the PMA process, often requiring more extensive preclinical and clinical testing, and many products for which NDAs have been submitted by other companies have never been approved for marketing.

    If the FDA believes that a company is not in compliance with law, it can institute proceedings to detain or seize products, issue a recall, enjoin future violations and assess civil and criminal penalties

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against the Company, its officers and its employees. Failure to comply with the regulatory requirements could have material adverse effect on the Company's business, financial condition and results of operations. In addition, regulations regarding the manufacture and sale of the Company's products are subject to change. The Company cannot predict the effect, if any, that such changes might have on its business, financial condition or results of operations.

    INTERNATIONAL

    In order for the Company and its strategic partners to market the Company's products in Europe and other foreign countries, the Company and/or its partners must obtain required regulatory approvals and comply with extensive regulations governing safety, quality and manufacturing processes. These regulations vary significantly from country to country. The time required to obtain approval to market the Company's products may be longer or shorter than that required in the United States. In order to market FOCALSEAL surgical sealants and other products being developed by the Company in the member countries of the European Union, the Company will be required to obtain CE mark certification. CE mark certification is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In December 1997, the Company received a CE mark for its FOCALSEAL-L surgical sealant for lung surgery and obtained ISO 9001 status. In November 1999, the Company received a CE mark for its FOCALSEAL-S sealant for neurosurgery. In September 2000, Focal successfully completed the CE Mark recertification audit, which occurs every three years. Although the audit has been successfully completed, there can be no assurance that the Company will be successful in maintaining its CE mark certification and ISO 9001 status or that additional CE Mark approvals will be received for other clinical indications.

SALES AND MARKETING

    Focal is marketing and selling its surgical sealants in North America through Genzyme Biosurgery and internationally through Ethicon, Inc., a Johnson & Johnson Company. Genzyme Biosurgery has a team of approximately 30 sales representatives who, together with Focal product specialists, have been distributing the FOCALSEAL-L lung surgery sealant product throughout the United States since commercial launch in July 2000. In Canada, a team of six of Genzyme Biosurgery's sales representatives are distributing the product, which was launched in Canada in April 2000. The sales team in the United States is initially focused on the top several hundred largest cardiothoracic centers that account for a majority of the lung surgery procedures performed annually. FOCALSEAL-L surgical sealant is currently being used in over 130 hospitals in the U.S., with a reorder rate of approximately 70%.

    Ethicon has a team of specialized sales representatives to sell Focal's product in Europe and certain other countries including Israel and Australia. Sales to date have not been substantial.

    The Company has limited sales and marketing experience and capabilities. The Company relies significantly on Genzyme Biosurgery and Ethicon to market and sell its lead products. Its revenue is significantly dependent on the success and efforts of these parties. All product revenues, substantially all collaborative research revenues and substantially all accounts receivable are derived from Genzyme Biosurgery and Ethicon. If the Company terminates its relationships with either Genzyme Biosurgery or Ethicon it may have to enter into additional marketing arrangements, which may not be available on favorable terms. If the Company determines to perform sales and marketing functions independently, it will face a number of risks, including difficulties in hiring, training and retaining a sales and marketing force, and increased expenses to establish a sales and marketing strategy and hire and train employees. Any such third party or independent sales and marketing efforts may not be successful, which could materially impair the Company's ability to generate revenue.

    The Company's sales and marketing strategy for other products that it may in the future seek to develop, includes using a combination of the Company's own product specialists, strategic marketing

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partners and distributors. The sales and marketing plans for these products, if any, will be dependent on the Company's success in entering into strategic marketing relationships, its ability to leverage its own internal sales force to market additional products beyond the surgical sealant products and its ability to hire and retain additional specialized sales personnel.

MANUFACTURING

    The Company believes that it has sufficient manufacturing capacity at its Lexington, Massachusetts facility to meet anticipated supply requirements for FOCALSEAL-L and FOCALSEAL-S surgical sealant in the United States and in international markets for the next several years.

    The Company performs certain steps in the FOCALSEAL surgical sealant manufacturing process internally and relies on outside contractors for others. Certain proprietary processes, including polymer synthesis, are performed by Focal. The Company uses outside contractors for nonproprietary, high volume processes including sterilization and aseptic filling. The Company also contracts with third parties for the manufacture of syringes, applicators, light sources and light wands.

    Manufacturers often encounter difficulties in scaling up production of their products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. The Company expects that it has sufficient current manufacturing capacity to meet commercial needs over the next several years. It may need to establish additional manufacturing capacity if demand for its products increases in future years. There can be no assurance that the Company will be successful in scaling up its manufacturing efforts for new products or increased volume on existing products in the future or that reliable high-volume manufacturing can be maintained at commercially reasonable costs.

    The Company would experience supply interruptions in the event it is unable to maintain commercial levels of polymer synthesis, as the Company's polymer formulations are proprietary and are not available from third parties. In addition, there can be no assurance that the Company will not encounter unanticipated problems and delays in connection with its contract manufacturers and suppliers. Delays associated with or difficulties encountered in maintaining commercial manufacturing, the establishment of new manufacturing facilities as needed, or problems encountered with contract manufacturers and suppliers, would result in disruptions of product supply to the Company's marketing partners and for use in clinical trials. In such event Ethicon or Genzyme could, under its agreement with the Company, commence manufacturing of surgical sealant for sales. Any of the foregoing would have a material adverse affect on the Company's financial condition and results of operations.

    The Company purchases raw materials used in its products from various suppliers. Certain materials and components are currently purchased by the Company from single sources. These materials have generally been readily available in the marketplace and have not been the subject of shortages. There can, however, be no assurance that the Company or its suppliers or contract manufacturers will not experience material shortages in the future. Any such future shortages of materials or components could have a material adverse effect on the Company's financial condition and results of operations.

    The Company is also required to register as a medical device manufacturer with the FDA and to list its products with the FDA. As such, the Company is subject to inspections by the FDA for compliance with applicable GMP requirements, which include elaborate testing, control documentation and other quality assurance procedures. Further, the Company and the third party manufacturers of its products are required to comply with various FDA requirements for design, safety, advertising and labeling.

    Complex medical devices, such as the Company's products, can experience performance that require review and possible corrective action by the manufacturer. There can be no assurance that

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component failures, manufacturing errors or design defects that could result in an unsafe condition or injury will not occur. If any such failures or defects were deemed serious, the Company could be required to withdraw or recall products, which could result in significant costs to the Company. There can be no assurance that market withdrawals or product recalls will not occur in the future. Any future product problems could result in market withdrawals or recalls of products, which could have a material adverse affect on the Company's business, financial condition or results of operations.

COMPETITION AND TECHNOLOGICAL CHANGE

    The Company competes with many domestic and foreign medical device, pharmaceutical and biopharmaceutical companies. In the surgical sealant area, the Company will compete with existing methodologies for sealing air and fluid leaks resulting from surgery, including some traditional wound closure products such as sutures and staples, marketed by companies such as Johnson & Johnson, and United States Surgical Corporation (Tyco). Other products currently being marketed include fibrin glue, sold in Europe and the Pacific Rim countries by Immuno AG, Cention and Fujisawa and in the U.S. by Baxter Healthcare Corporation and others. Additional products are under development at Bristol-Myers Squibb Company and Vitex. Other potential competitors in the surgical sealant market include Closure Medical Corporation, B. Braun GmBH, Cryolife, Cohesion and others. Competitive products may also be under development by other large medical device, pharmaceutical and biopharmaceutical companies. The other areas in which Focal is developing products, such as local drug delivery and adhesion prevention, are intensely competitive markets and the Company will encounter competition from major medical device, pharmaceutical and biopharmaceutical companies in such markets. Many of the Company's current and potential competitors have substantially greater financial, technological, research and development, regulatory and clinical, marketing, sales, and personnel resources than the Company.

    Certain of these competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals, and manufacturing and marketing such products. Certain of these competitors may obtain patent protection, approval or clearance by the FDA or foreign countries or product commercialization earlier than the Company, any of which could materially adversely affect the Company. Furthermore, if the Company attains significant commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it currently has limited experience. Finally, there can be no assurance that the Company's marketing partners will not pursue parallel development of other technologies or products, which may result in a marketing partner developing additional products that would compete with the Company's products.

    Other recently developed technologies or procedures are, or may in the future be, the basis of competitive products. There can be no assurance that the Company's current competitors or other parties will not succeed in developing alternative technologies and products that are more effective, easier to use or more economical than those which have or are being developed by the Company or that would render the Company's technology and products obsolete and non-competitive in these fields. In such event, the Company's business, financial condition and results of operations could be materially adversely affected.

THIRD PARTY REIMBURSEMENT

    Reimbursement and health care payment systems in international markets vary significantly by country. In connection with international product introductions, the Company and its strategic marketing partners may be required to seek international reimbursement approvals. If required, there can be no assurance that any such approvals will be obtained in a timely manner, or at all, and failure to receive such international reimbursement approvals could have an adverse effect on market acceptance of the Company's products in the international markets in which such approvals are sought.

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    In the United States, health care providers, such as hospitals and physicians, that purchase medical devices such as the Company's products, generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of surgical procedures. The Company anticipates that in a prospective payment system, such as the DRG system utilized by Medicare, and in many managed care systems used by private health care payors, there will be no separate, additional reimbursement for the Company's products. Accordingly, the Company believes that there will be no procedure-specific reimbursement codes for the Company's products. The Company anticipates that hospital administrators and physicians will justify the additional cost of surgical sealants by the attendant cost savings and clinical benefits that the Company believes will be derived from the use of its products.

    There can be no assurance that reimbursement for the Company's products will be available in the United States or in international markets under either governmental or private reimbursement systems. Furthermore, the Company could be adversely affected by changes in reimbursement policies of governmental or private health care payors. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors for procedures in which the Company's products are used or adverse changes in governmental and private third party payors' policies toward reimbursement for such procedures would have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company's business may be also materially adversely affected by the continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of certain medical products and prescription pharmaceuticals is subject to government control. In the United States, an increasing emphasis on managed care has put, and will continue to put, pressure on pharmaceutical and medical product pricing. Such initiatives and proposals, if adopted, could decrease the price that the Company receives for any products it may develop and sell in the future, and thereby have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or initiatives have a material adverse effect on other companies that are corporate partners or prospective corporate partners for certain of the Company's products, the Company's ability to commercialize its products may be materially adversely affected.

EMPLOYEES

    As of December 31, 2000, the Company employed 66 persons of whom 15 were in research and development, 17 were in manufacturing, 11 were in sales and marketing, 12 were in clinical, regulatory affairs and quality assurance, and 11 were in management, finance and administration. None of the Company's current employees is represented by a labor union or is the subject of a collective bargaining agreement. The Company believes that relations with its employees are good.

SCIENTIFIC ADVISORS AND CLINICAL INVESTIGATORS

    Focal has recruited several physician specialists and experienced practitioners in various fields pertaining to its products to serve as scientific advisors and clinical investigators.

    There is no fixed term of service for the scientific advisors. Current members may resign or be removed at any time, and additional members may be appointed. In general, members do not serve on an exclusive basis with the Company and are not obligated to assign inventions to the Company. Drs. Langer, Brem, and Slepian are scientific founders of the Company and certain inventions of Dr. Slepian have been licensed to the Company under the Company's license agreements with Endoluminal Therapeutics, Inc., a company controlled by Dr. Slepian. Drs. Langer and Brem also serve as members of the Company's board of directors. Scientific advisors have from time to time received option grants to purchase Common Stock of the Company. Scientific advisors have also received cash

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

compensation, with the amount of such compensation dependent on the time commitment and level of involvement of each advisor. All scientific advisors receive reimbursement for expenses incurred in traveling to and attending meetings on behalf of the Company.

    The following individuals are currently either scientific advisors to Focal or surgeons involved in Focal's clinical trials. Their respective areas of specialization are identified below.

PROCEDURE DEVELOPMENT
Joseph LoCicero III, M.D..................  Harvard Medical School
Peter Johnson, M.D........................  University of Pittsburgh Medical School
David Torchiana, M.D......................  Massachusetts General Hospital

LUNG SURGERY
John Wain, M.D............................  Massachusetts General Hospital
Larry Kaiser, M.D.........................  University of Pennsylvania Medical Center
Stephen Yang, M.D.........................  Johns Hopkins Medical Center
Richard Feins, M.D........................  Strong Memorial Hospital
Cameron Wright, M.D.......................  Massachusetts General Hospital
David Johnstone, M.D......................  Strong Memorial Hospital
Albert Linder, M.D........................  Lungenklinik Hemer, Hemer Germany

NEUROSURGERY
Andre Grotenhuis, M.D.....................  University Hospital Nijmegan, The Netherlands
Prof. Nicholas de Tribolet, M.D...........  Centre Hospitalier Universitaire Vaudriis,
                                            Switzerland
Prof. Bernard George, M.D.................  Hospital Lasiboisiere, France
Rees Cosgrove, M.D........................  Massachusetts General Hospital
Henry Van Loveren, M.D....................  Mayfield Neurological Institute, University of
                                            Cincinnati

DRUG DELIVERY AND TISSUE ENGINEERING
Robert Langer, Ph.D.......................  Massachusetts Institute of Technology
Marvin Slepian, M.D.......................  University of Arizona Medical Center
Henry Brem, M.D...........................  Johns Hopkins Medical Center
Jane Shaw, Ph.D...........................  President of Stable Network; Former President of
                                            Alza Corporation

RISK FACTORS THAT MAY AFFECT OPERATING RESULTS

    This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be considered to be forward-looking statements. Although not a complete list of words that might identify forward-looking statements, Focal uses the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-K, including without limitation in "Business--Patents and Proprietary Rights," "Government Regulation," "Sales and Marketing," "Manufacturing," "Competition and Technological Change," and "Third Party Reimbursement," and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

    HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY. The Company has incurred net losses in each year since its inception, including a net loss of approximately

$19.1 million during 2000. At December 31, 2000, the Company had an accumulated deficit of $95.2 million. The Company's operating losses have resulted primarily from expenses incurred in connection with the Company's research, development and marketing activities, including preclinical and clinical trials, development of manufacturing processes and sales, general and administrative expenses. The Company expects to incur net losses for the foreseeable future and may incur net losses in subsequent periods, although the amount of future net losses and time required by the Company to reach profitability are highly uncertain. The Company's ability to achieve and sustain profitability will be dependent upon obtaining regulatory approval for and successfully commercializing its FOCALSEAL surgical sealants, including receiving adequate sales and marketing support from its strategic marketing partners, Genzyme Biosurgery and Ethicon. There can be no assurance that Focal will obtain required regulatory approvals, or successfully develop, manufacture, commercialize and market products or that the Company will ever record significant product revenues or achieve profitability. Profitability, if achieved, may not be sustained.

    NEED FOR ADDITIONAL FUNDING IN THE NEAR TERM; UNCERTAINTY OF ACCESS TO CAPITAL. The Company anticipates that its existing funds will be sufficient to fund its operating and capital requirements through 2001. The Company expects to use rather than generate funds from operations for the foreseeable future. In particular, the Company will require substantial funds in the near term to conduct research and development, including preclinical testing and clinical trials of its FOCALSEAL surgical sealant products, and to manufacture and market any products that are approved for commercial sale, including its FOCALSEAL-L lung surgical sealant, which is currently marketed and sold domestically and internationally. If the Company cannot raise more funds, the Company could be required to reduce its capital expenditures, scale back its research and product developments, reduce its workforce and/or license to others products or technologies the Company would otherwise seek to commercialize itself.

    The Company may seek additional funding through collaborative arrangements, borrowing money and by the sale of additional equity securities. Any sales of additional equity securities are likely to result in further dilution to its then-existing stockholders. Further, if the Company issues additional equity securities, the new equity securities may have rights, preferences or privileges senior to those of existing holders of its common stock. The Company may also borrow money from conventional lenders, possibly at high interest rates, which will increase the risk of its investors' holdings. Despite its efforts, additional funding may not be available to it at all or only on terms that are unacceptable to it. The Company also could be required to seek funds through arrangements with collaborative partners or others that may require it to relinquish rights to some of its technologies, product candidates or products which the Company would otherwise pursue on its own.

    Even if the Company is able to raise additional funds in a timely manner, its future capital requirements will vary depending on many factors, including the following:

    - continued progress in its research and development programs, as well as the magnitude of these programs;

    - the resources required to successfully complete its clinical trials;

    - the time and costs involved in obtaining regulatory approvals;

    - the cost of manufacturing and commercialization activities;

    - the cost of any additional facilities requirements;

    - the timing, receipt and amount of sales and royalties from its potential products in the market; and

    - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the costs of obtaining any required licenses to technologies.

    The Company's ability to pursue further development and ultimate commercialization of its surgical sealant products for cardiovascular and gastrointestinal surgery is contingent on its ability to secure additional resources for these programs.

    DEPENDENCE ON STRATEGIC MARKETING PARTNERS. The Company has established strategic marketing alliances with Genzyme Biosurgery and Ethicon in the field of surgical sealants. Under these agreements, the Company is dependent upon Genzyme and Ethicon for the marketing and sale of the Company's surgical sealants. The Company anticipates that revenues derived from sales of FOCALSEAL-L surgical sealant in North America by Genzyme Biosurgery will account for a substantial majority of the Company's near term product revenues. In June 1999, Ethicon announced that it has excess inventory of FOCAL SEAL-L and, consequently, the Company recorded negligible product sales under its arrangement with Ethicon in 2000 and expects similar results in 2001. The failure of Genzyme Biosurgery or Ethicon to continue to support the Company in the commercialization of its sealant products would have a material adverse affect on the Company's business, financial condition and results of operations.

    The Company's strategy for development and commercialization of certain of its future products may depend upon the Company entering into additional arrangements with research collaborators, corporate partners and others, and upon the subsequent success of these third parties in performing their obligations. There can be no assurance that the Company will be able to enter into additional strategic alliances on terms favorable to the Company. The Company's inability to enter into additional strategic alliances could have an adverse affect on the Company's financial condition and results of operations.

    The Company cannot control the amount and timing of resources which its current or any future corporate partners devote to the Company's programs or potential products. If any of the Company's current or future corporate partners breach their agreements with the Company or otherwise fail to conduct their collaborative activities in a timely manner, the clinical development and/or commercialization of products may be delayed, and the Company may be required to devote additional resources to product development and commercialization, or terminate certain development programs. The termination of any current or future strategic alliances could have a material adverse affect on the Company's business, financial condition and results of operations.

    In addition, Focal's current and any future strategic partners may develop, either alone or with others, products that compete directly with the development and marketing of the Company's products. Competing products, either developed by the corporate partners or to which the corporate partners have rights, may result in their withdrawal of support with respect to all or a portion of the Company's technology, marketing and development efforts, which would have a material adverse affect on the Company's business, financial condition and results of operations. There can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any products or technology developed with corporate partners. These and other possible disagreements between corporate partners in the Company could lead to delays in or termination of the collaborative research, development or commercialization of certain products and could require or result in litigation or arbitration, which would be time-consuming and expensive, and would have a material adverse affect on the Company's business, financial condition and results of operations.

    UNCERTAINTY OF MARKET ACCEPTANCE. The Company's FOCALSEAL surgical sealants represent a new method of sealing air and fluid leaks that arise in connection with surgery, and there can be no assurance that these products will gain commercial acceptance among physicians, patients and health care payors, even if necessary international and United States marketing approvals can be obtained.

The Company believes that recommendations and endorsements by physicians will be essential for market acceptance of FOCALSEAL, and there can be no assurance that any such recommendations or endorsements will be obtained. Physicians will not use the FOCALSEAL surgical sealants unless they determine, based on clinical data and other factors, that these systems are an effective means of sealing air and fluid leaks and that the clinical benefits to the patient and cost savings achieved through use of these systems outweigh their cost. Such determinations will depend, in part, on the ability of the Company's FOCALSEAL-L surgical sealant to reduce the time a lung surgery patient must be connected to a chest tube and the length of hospital stays associated with lung surgery. Acceptance among physicians may also depend upon the Company's ability to train thoracic surgeons and other potential users of the Company's products in the application of liquid surgical sealants, which such physicians typically have not performed, and the willingness of such users to learn these new techniques. Failure of the Company's products to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

    UNCERTAINTIES RELATED TO EARLY STAGE OF COMMERCIALIZATION AND
DEVELOPMENT. Except for the FOCALSEAL-L and FOCALSEAL-S surgical sealants for lung surgery and neurosurgery indications, all of the Company's products are in early stages of development or research. In addition, FOCALSEAL-L and FOCALSEAL-S surgical sealants will potentially require significant additional research and development efforts before either is suitable for any indications beyond lung surgery and neurosurgery, if ever.

    The development and commercialization of new bioabsorbable synthetic polymer products are highly uncertain and subject to a number of significant risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Such reasons include the possibilities that the potential products will be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a commercial scale, be uneconomical, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. No assurance can be given that any of the Company's development programs will be successfully completed, that clinical trials will generate anticipated results or will commence or be completed as planned, that any PMA application will be accepted or ultimately approved by the FDA, that required regulatory approvals will be obtained on a timely basis, if at all, or that any products for which approval is obtained will be commercially successful. If any of the Company's development programs are not successfully completed, required regulatory approvals are not obtained, or products for which approvals are obtained are not commercially successful, the Company's business, financial condition and results of operations would be materially adversely affected.

    EARLY STAGE OF CLINICAL TESTING AND LACK OF EXTENSIVE CLINICAL DATA. Focal has commenced United States clinical trials of FOCALSEAL-S surgical sealant and the Company has been working to expedite its current clinical trial by revising the trial to include a broader study population and a less complicated study protocol. The Company has suspended enrollment of patients under the current protocol and is actively working with the FDA on obtaining agreement on a more efficient format. There are no assurances that the FDA will agree to the revised study protocol or that the FDA will not require the Company to pursue certain clinical endpoints. It may be more difficult for the Company to demonstrate the efficacy of FOCALSEAL-S surgical sealant in the United States trial than in the European trial, which could result in delays or adversely affect the success of the clinical trial.

    There can be no assurance that FOCALSEAL-S surgical sealants will receive marketing approval from the FDA or that any of the Company's other products will prove to be safe and effective in United States or international clinical trials under applicable regulatory guidelines. In addition, clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining necessary regulatory or international approvals. If the FOCALSEAL-S surgical sealant product and the Company's other products under development do not prove to be safe and effective in clinical trials or if the

Company is otherwise unable to commercialize these products successfully, the Company's business, financial condition and results of operations will be materially and adversely affected.

    UNCERTAINTY OF ABILITY TO ATTRACT AND RETAIN KEY MANAGEMENT, EMPLOYEES AND CONSULTANTS. The Company is highly dependent on the principal members of its management and scientific staff. The loss of services of any of these personnel could impede the achievement of the Company's development objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success. There can be no assurance that the Company will be able to attract and retain personnel on acceptable terms given the competition among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions for experienced scientists. In addition, the Company relies on members of its Scientific Advisory Board and a significant number of consultants to assist the Company in formulating its research and development strategy. All of Focal's consultants and the members of the Company's Scientific Advisory Board are employed by employers other than the Company, and may have commitments to, or advisory or consulting agreements with, other entities that may limit their availability to the Company.

    POTENTIAL PRODUCT LIABILITY OR PRODUCT RECALL EXPOSURE; LIMITED INSURANCE COVERAGE. The use of any of the Company's potential products in clinical trials, and the sale of any approved products, may expose the Company to liability claims resulting from the use of its products or to product recalls. Product liability claims might be made directly by consumers, health care providers or by distributors or others selling such products. Focal has obtained product liability insurance coverage, subject to certain policy limits, for its clinical trials. The Company has expanded its insurance coverage to include the sale of commercial products if marketing approval is obtained for products in development. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that the Company will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect the Company against losses due to liability. There can also be no assurance that the Company will be able to obtain commercially reasonable product liability insurance for any products approved for marketing. A successful product liability claim or series of claims brought against the Company or a product recall could have a material adverse effect on its business, financial condition and results of operations.

ITEM 2.  PROPERTIES

    Focal currently occupies approximately 54,000 square feet of manufacturing, laboratory and administrative space in Lexington, Massachusetts under a lease which expires in September 2004. Focal has an option to extend this lease for several additional five-year periods. The Company believes that this facility is sufficient to meet the Company's production and other requirements through at least 2004.

ITEM 3.  LEGAL PROCEEDINGS

    The Company is not currently a party to any material legal proceedings.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    None.

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